                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                             Bright Horizons, Inc.
        ---------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                  109190 10 8
                         -----------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 109190 10 8                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Linda A. Mason

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            195,832 shares +

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          225,610 shares +
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             195,832 shares +

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          225,610 shares +
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      421,442 shares +

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.62%

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      TYPE OF REPORTING PERSON*
12
      IN

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

+ Ms. Mason is the direct owner of 172,360 shares of common stock, par value $.01 per share (the "Common Stock") of Bright Horizons, Inc. (the "Company") and of options, exercisable within 60 days of December 31, 1997, to acquire 23,472 shares of Common Stock. Ms. Mason is the indirect owner of 172,360 shares of Common Stock and of options, exercisable within 60 days of December 31, 1997, to acquire 50,471 shares of Common Stock. All of the shares of and options to acquire Common Stock owned indirectly by Ms. Mason are owned directly by Ms. Mason's husband, Roger H. Brown. Ms. Mason disclaims beneficial ownership of the shares of and options to acquire Common Stock owned directly by her husband, and this report shall not be deemed an admission that Ms. Mason is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended. Ms. Mason and her husband also own 2,779 shares of Common Stock jointly.



                               Page 2 of 5 Pages
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SCHEDULE 13G
------------


Item 1(a)  Name of Issuer:
             Bright Horizons, Inc.

     1(b)  Address of Issuer's Principal Executive Offices:
             One Kendall Square, Building 200
             Cambridge, MA 02139

Item 2(a)  Name of Person Filing:
             Linda A. Mason

     2(b)  Address of Principal Business Office or, if none, Residence:
             Bright Horizons, Inc.
             One Kendall Square, Building 200
             Cambridge, MA 02139

     2(c)  Citizenship:
            United States

     2(d)  Title of Class of Securities:
             Common Stock, Par Value $.01 per Share

     2(e)  CUSIP Number:
             109190 10 8

Item 3  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
             Not Applicable.

Item 4  Ownership:

     4(a)  Amount beneficially owned:
             421,442 shares +

     4(b)  Percent of Class:
             7.62%

     4(c)  Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote:
                    195,832 shares +

           (ii)  shared power to vote or to direct the vote:
                    225,610 shares +


                               Page 3 of 5 Pages
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           (iii)  sole power to dispose or to direct the disposition of:
                    195,832 shares +

           (iv)   shared power to dispose or to direct the disposition of:
                    225,610 shares +

Item 5     Ownership of Five Percent or Less of a Class:
               Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person:
               Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
               Not Applicable.

Item 8     Identification and Classification of Members of the Group:
               Not Applicable.

Item 9     Notice of Dissolution of Group:
               Not Applicable.

Item 10    Certification:
               Not Applicable.


+ Ms. Mason is the direct owner of 172,360 shares of common stock, par value $.01 per share (the "Common Stock") of Bright Horizons, Inc. (the "Company") and of options, exercisable within 60 days of December 31, 1997, to acquire 23,472 shares of Common Stock. Ms. Mason is the indirect owner of 172,360 shares of Common Stock and of options, exercisable within 60 days of December 31, 1997, to acquire 50,471 shares of Common Stock. All of the shares of and options to acquire Common Stock owned indirectly by Ms. Mason are owned directly by Ms. Mason's husband, Roger H. Brown. Ms. Mason disclaims beneficial ownership of the shares of and options to acquire Common Stock owned directly by her husband, and this report shall not be deemed an admission that Ms. Mason is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended. Ms. Mason and her husband also own 2,779 shares of Common Stock jointly.



                               Page 4 of 5 Pages
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 By: /s/ Linda A. Mason
                                    ---------------------------------------
                                     Name: Linda A. Mason


February 10, 1998

                               Page 5 of 5 Pages